Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06015877

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 8 2006
WASH. D.C. 199

31 July 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
AUG 10 2006
THOMSON
FINANCIAL

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2006

QUARTER EVENTS

- Cash at the end of the quarter was A$29.9 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$2.29 million.
- SE Gobe -13 was completed as a water injector well to enhance oil recovery from SEG 6 and SEG -12 wells
- SE Gobe -14 began drilling at the end of the quarter and subsequent to the end of the quarter, was being completed as a water injector well to enhance oil recovery from the SEG -11 well.

Indonesia

- The Dukuh -1 and Herbras -1 wells were abandoned after only encountering minor gas shows.
- Subsequent to the end of quarter, Santos announced that the Jeruk -3 well had encountered a thinner oil column than expected and that, as a consequence, most likely contingent resource oil volumes would be reduced below previous expectation. Further analysis will be required.

New Zealand

- Development activity continued for the Marri oil field development, in the Taranaki basin.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe oil field was producing at an average rate of approximately 9000 barrels of oil per day (Cue share approximately 296 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was A$2.29 million and equated to 24,264 barrels. Cue did not have any hedging arrangements in place during the quarter.

During the quarter, the SE Gobe 13 well, which was drilled as a crestal potential gas injection well, encountered several thrust faults above the main bounding thrust fault, but no reservoir. The well was sidetracked to the east, where it has been completed as a water injection well to provide pressure support for the SEG -6 and SEG -12 wells. An incremental 1.75 million barrels of oil production is expected from these wells as a result.

Subsequent to the end of the quarter, the SEG 14 well was being completed as a water injection well. SEG -14 was drilled as a deviated development well to test the SEG -11 fault block in the south east of the field. Depending on results, the original plan was to complete the well as an oil producer, or a water injector to provide pressure support to SEG 11. The well has encountered water in the reservoir and water injection is expected to add approximately an incremental 1-2 million barrels to gross field oil recovery.

The participants in the SE Gobe unit have agreed to extend the unit boundary to cover the SEG -14 location and the expected extent of the SE Gobe field to the south east. Current unit participation factors remain unchanged.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos
Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong Development Plan

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

The production facility consists of a simple well head structure supporting the development wells.

Oil and gas will be processed on a nearby moored production barge. Oil will be stored in a permanently moored tanker prior to being exported and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java, under the existing contract. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Development Progress

Development drilling was completed in December 2005. Drilling of the development wells revealed unexpected sealing faults that divide the reservoir into several fault bounded compartments.

Oil is absent from all fault compartments in the southern part of the field, but present in those in the north. The gas column is present in all fault compartments, substantially as anticipated. The structural complexity required the drilling of pilot holes and some side track wells, leading to higher drilling costs.

The field compartmentalisation has also resulted in lower volumes of oil in place and hence in lower volumes of recoverable oil than previously interpreted. Preliminary analysis suggests that recoverable oil volumes are now likely to be less than 8 million barrels, but that recoverable gas volumes are still likely to be around 90 billion cubic feet of sales gas.

Current Status

Contractual arrangements relating to the production barge had been proceeding under a Heads of Agreement, with modification of the barge approximately 95% completed. We are now informed that delays due to contracting issues have required the production barge to be retendered with award of the tender expected by the end third quarter 2006. The floating storage tanker has been installed in the field and is ready for production. However, first oil is not expected to begin until around the first or second quarter 2007, depending on how quickly a processing facility can be available.

Initial field oil flow rates are expected to be around 10,000 barrels of oil per day. A better understanding of production capability is likely after the field has been producing oil for several months. The gas production rate is not expected to be significantly changed and is expected to be 60 million cubic feet per day, with gas production expected to now be delayed to 2008.

Oyong Capital Cost

The capital expenditure for the field is now anticipated to be approximately US$130 million, with Cue's share estimated to be US$19.5 million. The increase has been primarily due to the additional development drilling costs and anticipated escalation in the production barge modification costs.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Appraisal extension application submitted, approval pending)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand

Maari Background

PMP 38160 and PEP 38413 contain the Maari field and the nearby Manaia oil discovery, respectively. Cue acquired its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled in 1983 and has been the subject of a number of subsequent delineation wells.

Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is also present in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Manaia discovery requires further appraisal drilling before its ultimate potential can be determined. These appraisal opportunities provide a possible highside to the Maari development with the potential for increased recoverable oil volumes.

The proposed development scheme for Maari is a well head platform which will house the well heads for five horizontal production wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production, Storage and Offtake (FPSO) vessel, where the oil, associated gas and produced water will be separated and processed.

First oil production anticipated in the first half of 2008 with an expected oil production rate of approximately 35,000 barrels of oil per day (gross) by September 2008, (Cue's share being 1750 barrels of oil per day). Oil production is expected to continue for around 10 years in the P_{50} reserve case.

Maari capital costs, including contingency, have been estimated to be approximately US$363 million, but are expected to increase, primarily due to the substantial general cost increases being experienced by the oil and gas industry.

Cue's share of increased capital development costs could be approximately US$21 million.

Development Progress

Letters of Intent and contracts have been issued to Clough to construct and install the well head platform, to Tanker Pacific to supply and operate the FPSO vessel and to Ensco for a jack up drilling vessel. Various other development contractual activities are ongoing.

Development work teams have been mobilized and materials procurement is underway. The well head platform is expected to be installed in fourth quarter 2007 with development drilling following, ahead of first oil in second quarter 2008.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

The Murray Deep sub thrust prospect is now expected to be drilled in fourth quarter 2006.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field. Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet. Barikewa is located immediately adjacent to the likely route for the proposed PNG - Queensland gas pipeline.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Jeruk Background

The Jeruk -1 and Jeruk -2 wells were drilled by Santos on a sole risk basis in 2004 and early 2005. Cue did not participate in the wells.

Medco, an Indonesian company, entered into an agreement with Santos to share the costs of the Jeruk -1 and -2 wells.

Jeruk -1 tested 4,700 barrels of oil and water from an open hole test at the top of the objective carbonate reservoir.

The Jeruk -2 Sidetrack 2 appraisal well flowed 7488 barrels of 33 ° API oil over a five hour period, through a 0.5 inch surface choke from an 18 metre interval from 5134 to 5152 metres measured depth at the top of the carbonate reservoir. The flow rate was constrained by the throughput capacity of the surface production facilities.

A further drill stem test (DST-3) in Jeruk -2, over the interval 5430-5460 metres measured depth, recovered oil and water, but flow potential of this zone could not be established due to restrictions caused by debris in the test string and mechanical problems in the well bore. The qualities of the oil and the pressure data from this test indicated that the oil could be part of the same hydrocarbon column tested by the shallower Jeruk -2 Sidetrack 2 oil test, and consequently an oil column of some 380 metres then inferred to be present by the Operator, at that time.

Jeruk -2 Sidetrack -4

In early May 2005, after Cue reinstated its full rights, the Jeruk -2 well was re-entered and further sidetrack operations began. The side track was located approximately 200 metres west of Jeruk -2 ST 2. Various flow tests were undertaken in the well and a total of three rock cores cut. A bulk sample of oil was obtained to determine, the composition of the oil, including wax content and to allow more reliable measurement of the concentration of contaminates, such as carbon dioxide and hydrogen sulphide.

The Jeruk drilling results at that time indicated more variation in the rock quality and possibly a more complex reservoir system than earlier thought. There remained significant uncertainty as to the size of the oil pool and it was apparent that additional appraisal drilling would be required to reduce the uncertainty.

Medco Agreement

In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"), a subsidiary of PT Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the in kind premium due by Cue to Santos (being that portion of the premium due to Medco under the earlier Jeruk participation agreement between Medco and Santos).

The remaining 9.1% of the in kind premium due by Cue to Santos continues in force.

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure, previously funded solely by Santos and Medco.

In return for Medco foregoing its share of the above premium, Cue transferred a 6.818182% economic interest out of its 15% interest in the Jeruk discovery to Medco.

Cue's Jeruk economic interest reduced to 8.181818% as a result of the transaction with Medco, and could reduce further to 7.36% following participation by the nominated Indonesian company (see below).

The agreements removed the requirement for Cue to forego production to the value of approximately US$50 million out of Cue's share of potential production from Jeruk and allows Cue to participate earlier in any possible cash flow from Jeruk.

In addition, Medco has reimbursed Cue in cash for the Medco proportional share of the past Jeruk expenditures and working capital, equating to approximately US$6 million.

Seismic

Acquisition of an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block was undertaken in early 2005. The new seismic was used to remap Jeruk and to locate a Jeruk -3 appraisal well in the interpreted central area of the field.

Jeruk -3

Jeruk -3 began drilling on the 24th of January 2006. The well was subsequently flow tested at the top of the Kujung limestone reservoir at a stabilized rate of 3200 barrels of 37.5° API oil per day, through a ¼ inch choke with a flowing well head pressure of 4500 psi. The gas oil ratio was 230 cubic feet per barrel. After a premature control line failure, the well was again flow tested with similar results.

Two rock cores were cut and the well drilled to a total depth of 5210 metres measured depth (4918 metres vertical depth, 4894 TVDSS), where wire line logs were run.

On 14 July 2006, Santos reported that:

> "Interpretation of pressure data obtained to date infers an oil water contact at approximately 4760m TVDss. The height of the known hydrocarbon column in the Jeruk structure is now considered to be approximately 145m compared to the originally interpreted 379m. This has reduced the most likely contingent resource to less than the 170 mmbbl estimate previously provided to the market in January 2005. This is a complex reservoir and further appraisal will be required to determine whether a common oil water contact exists across the structure. A test of the bottom hole section of the Jeruk -3 appraisal well is planned for next week. This test is expected to confirm the interpreted location of the oil/water contact, and provide further reservoir and pressure data.
>
> Following the completion of the Jeruk -3 well, the rig will be released to drill other Santos wells, allowing time to integrate well and seismic data to better determine the most likely resource range."

Other ongoing studies will also consider the most appropriate means to further the evaluation of the Jeruk oil discovery.

Other Exploration

During the quarter, the Dukuh -1 and Herbras -1 wells were drilled in the Sampang PSC area. Both wells encountered minor gas shows and were plugged and abandoned.

Following completion of the Jeruk -3 well, the drilling rig is expected to move to drill the Wortel prospect within the Sampang PSC, which lies approximately 7 kilometres west of the Oyong oil and gas field and is interpreted to have the same reservoir objective as that which holds the hydrocarbons at Oyong.

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and could acquire the interest. As a result, Cue's participating interest in the PSC could then reduce to 13.5% and in Jeruk to 7.36%. Cue could be reimbursed past costs of approximately A$3.4 million upon completion of the proposed transaction. The transaction has not yet been completed.

- **AUSTRALIA**

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the quarter.

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

WA-359-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

WA-360-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

WA-361-P - Carnarvon Basin - Western Australia (50% interest)

Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

Corporate

During the quarter, the company concluded a renounceable pro-rata entitlement offer to eligible share holders of one new share for every five existing shares at an offer price of A$22 cents for each new share.

The offer was unconditionally fully underwritten by Todd Petroleum Mining Company Limited, a company associated with Cue directors R Tweedie and K Hoolihan.

The offer raised A$23 million (less fees), bringing total shares on issue to 628,239,007.

By Order of the Board

Andrew Knox
Public Officer

Various statements in the release constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	30 June 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date 12 months $A'000
Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors	2,280	8,320
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(7,727)	(6,158)
	(b) development	(751)	(15,028)
	(c) production	(780)	(2,164)
	(d) administration	(381)	(1,791)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	170	764
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(767)	(1,306)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(7,956)	(17,363)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(49)	(84)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(49)	(84)
1.13	Total operating and investing cash flows (carried forward)	(8,005)	(17,447)

1.13	Total operating and investing cash flows (brought forward)	(8,005)	(17,447)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	23,035	23,035
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	(1,217)	(1,217)
	Net financing cash flows	21,818	21,818
	Net increase (decrease) in cash held	13,813	4,371
1.20	Cash at beginning of quarter/year to date	16,298	25,036
1.21	Exchange rate adjustments to item 1.20	(208)	496
1.22	**Cash at end of quarter**	29,903	29,903

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	85
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	8,058
4.2	Development	3,331
	Total	**11,389**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	11	164
5.2	Deposits at call	29,892	16,134
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	29,903	16,298

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 104,706,501 -	 104,706,501 -	 22 cents -	 22 cents -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,000,000 1,500,000	 - -	*Exercise Price* 35 cents 35 cents	 02/05/07 01/06/08
7.8	Issued during quarter	1,500,000	-	35 cents	01/06/08
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	1,000,000	-	30 cents	02/05/06
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2006
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2006

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
[(i)]Sampang PSC	Santos (Sampang) Pty Ltd	15
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA359P	Cue Energy Resources Limited	50.00
WA360P	Cue Energy Resources Limited	50.00
WA361P	Cue Energy Resources Limited	50.00
AC/P20	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00

[(i)]Economic interest in the Jeruk field 8.1818